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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/2010_____ AND ENDING_____12/31/2010_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill and Roeser Holdings, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

535 Fifth Avenue – 34th Floor

(No. and Street)

New York   NY   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bolland   (212)-972-4880

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FEB 24 2011

Washington, DC
110

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I   Steven Bolland   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Gill and Roeser Holdings, Inc.   , as
of   December 31,   , 2010, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions

Linda L. Portner
Notary Public, State of New York
No. 01PO6214523
Qualified in Rockland County
Commission Expires December 7, 20 _13_

Linda L. Portner
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gill and Roeser Holdings, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	107,534
Prepaid expenses and other		4,299
Total assets	**$**	**111,833**

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses	$	21,299

Stockholder's equity

Common stock, no par value; authorized 200 shares; issued 100 shares; outstanding 50 shares		**1,000**
Additional paid-in capital		**90,034**
Less: Treasury stock, at cost, 50 shares		**(500)**
Total stockholder's equity		**90,534**
Total liabilities and stockholder's equity	**$**	**111,833**

The accompanying notes are an integral part of this financial statement.

Gill and Roeser Holdings, Inc.
Notes to Financial Statement
December 31, 2010

1. **General**

   Gill and Roeser Holdings, Inc. (the "Company"), a registered broker-dealer, is subject to regulation by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary business is to provide merger and acquisition advice, for which it charges a fee.

2. **Summary of Significant Accounting Policies**

   Cash Equivalents
   The Company considers highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

   Revenues and Expenses Recognition from Consulting Activities
   The Company records consulting fees when rendered and related expenses when incurred.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes
   The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholder is required to report separately his distributive shares of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

3. **Net Capital Requirements**

   The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

   At December 31, 2010, the Company has net capital, as defined, of $86,235 which is $81,235 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $21,299. The Company's ratio of aggregate indebtedness to net capital is 0.25 to 1 at December 31, 2010.

4. **Concentration of Credit Risk**

   The Company maintains its cash balances at one major financial institution which, at times, may exceed the $250,000 federally-insured limits.

5. **Related Party**

   The Company uses consultants employed by a related party owned by the Company's stockholder. During the year ended December 31, 2010, the Company paid this related party $162,454 for consulting fees.

   The related party entered into an administrative service agreement whereby expenses incurred on behalf of the Company will be paid by the related party and reimbursed by the Company. This agreement provides for administrative support, accounting, telecommunication and other general services to be allocated in accordance with the agreement. During the year ended December 31, 2010, the Company was charged $96,000 for these expenses.

6. **Income Taxes**

   As of December 31, 2010, the Company has a net operating loss carryforward of approximately $13,000 for New York City purposes available to offset future taxable income. The net operating loss carryforward expires in 2028.

   Management believes that the Company does not have any uncertain tax positions as of December 31, 2010. At December 31, 2010, the Company's income tax returns for the years 2007, 2008 and 2009 are subject to examination by the tax authorities.

7. **Major Customers**

   The Company provides merger and acquisition advice, for which it charges a fee. For the year ended December 31, 2010, the Company had revenue of $324,908 from such services. Approximately 85% of this revenue was derived from three customers.

8. **Subsequent Events**

   The Company has evaluated subsequent events through February 21, 2011, the date on which the financial statements were available for issuance.

* * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Member
Gill and Roeser Holdings, Inc.

We have audited the accompanying statement of financial condition of Gill and Roeser Holdings, Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gill and Roeser Holdings, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Weiser Magars LLP

Lake Success, N.Y.
February 21, 2011